CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED

SEPTEMBER 30, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2009.

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2009	June 30, 2009

ASSETS

Current
Cash	$ 1,142,532	$ 2,415,787
Receivables	260,672	215,699
Prepaids	40,608	30,673

	1,443,812	2,662,159

Equipment (Note 4)	2,343	2,533

Mineral properties and deferred exploration costs (Note 5)	20,276,638	19,384,946

	$ 21,722,793	$ 22,049,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 364,049	$ 564,989

Future income tax liability	2,115,000	2,115,000

	2,479,049	2,679,989

Shareholders' equity
Capital stock (Note 6)	20,031,338	20,031,338
Contributed surplus (Note 6)	5,800,534	4,559,561
Deficit	(6,588,128)	(5,221,250)

	19,243,744	19,369,649

	$ 21,722,793	$ 22,049,638

Nature of operations (Note 2)

Contingencies and commitments (Note 5 and 13)

Subsequent events (Note 13)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these financial statements

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008	Three Month Period Ended September 30, 2007

ADMINISTRATION EXPENSES
Amortization	$ 190	$ 271	$ 24
Consulting	20,828	27,400	4,500
Filing and transfer agent fees	7,454	54,203	12,488
Insurance	7,600	5,668	13,900
Investor relations	16,600	48,544	53,635
Management fees	30,000	24,000	-
Office and miscellaneous	10,355	10,698	1,370
Professional fees	17,172	43,554	6,208
Shareholder costs	7,250	10,133	-
Stock-based compensation (Note 6)	1,240,973	552,092	89,971
Travel and telephone	15,670	20,138	7,013

	(1,374,092)	(796,701)	(189,109)

OTHER ITEMS
Interest income	7,214	38,172	13,978

Loss for the period	(1,366,878)	(758,529)	(175,131)

Deficit, beginning of period	(5,221,250)	(3,216,306)	(2,692,927)

Deficit, end of period	$ (6,588,128)	$ (3,974,835)	$ (2,868,058)

Basic and diluted loss per common share	$ (0.06)	$ (0.04)	$ (0.02)

Weighted average number of common shares outstanding	23,816,806	18,705,919	11,423,262

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008	Three Month Period Ended September 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,366,878)	$ (758,529)	$ (175,131)
Items not affecting cash
Amortization	190	271	24
Stock-based compensation	1,240,973	552,092	89,971

Changes in non-cash working capital items:
Increase in receivables	(44,973)	(105,627)	(9,312)
Increase in prepaids	(9,935)	(39,743)	(36,530)
Decrease in accounts payable and Accrued liabilities	(15,406)	(31,575)	(10,595)

Net cash used in operating activities	(196,029)	(383,111)	(141,573)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	-	9,339,893	1,433,499
Share subscriptions received in advance	-	(940,489)	-

Net cash provided by financing activities	-	8,399,404	1,433,499

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property acquisition and deferred exploration costs	(1,077,226)	(2,875,684)	(651,515)

Net cash used in investing activities	(1,077,226)	(2,875,684)	(651,515)

Change in cash during the period	(1,273,255)	5,140,609	640,411

Cash, beginning of period	2,415,787	5,722,950	491,534

Cash, end of period	$ 1,142,532	$ 10,863,559	$ 1,131,945

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clifton Star Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements for the year ended June 30, 2009 and the accompanying notes included in the Company's latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

3.

RECENT ACCOUNTING PROUNCEMENTS

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn.  The adoption of this standard did not have a material impact on the financial statements.

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is not applicable for the Company’s interim and annual financial statements as it does not have any subsidiaries.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

EQUIPMENT

		September 30, 2009			June 30, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 2,627	$ 1,020	$ 1,607	$ 2,627	$ 890	$ 1,737
Office equipment	9,557	8,821	736	9,557	8,761	796

	$ 12,184	$ 9,841	$ 2,343	$ 12,184	$ 9,651	$ 2,533

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

The optionor will retain a 2% Net Smelter Return Royalty (“NSR”).

Duquesne property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

(see Note 13)

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements.  On October 1, 2008, the Company transferred $1,000,000 of deferred acquisition costs paid during the fiscal year ended June 30, 2008 to mineral property acquisition costs.  The $1,000,000 was allocated as follows:  $400,000 to the Beattie Property, $400,000 to the Donchester Property and $200,000 to the Dumico Property.

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 of which $500,000 was due on December 1, 2008 (paid).  Upon the Company’s confirmation of its intention to proceed with the acquisition, the remaining $8,500,000 was due on July 1, 2009.  On April 8, 2009, the Company renegotiated with the optionor to extend the payment due date to December 1, 2009.

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 258111’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

(see Note 13)

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2009	Beattie Property	Central Duparquet Property	Donchester Property	Dumico Property	Duquesne Property	Total

Acquisition costs, beginning of period	$ 600,000	$ 400,000	$ 600,000	$ 300,000	$ 1,653,500	$ 3,553,500
Additions during the period	-	-	-	-	-	-

Acquisition costs, end of period	600,000	400,000	600,000	300,000	1,653,500	3,553,500

Deferred exploration costs, beginning of period	$5,361,330	$ 12,484	$ 4,485,991	$ 265,150	$ 5,706,491	$ 15,831,446

Additions during the period:
Assays	77,116	-	54,264	1,914	9,065	142,359
Camp costs	17,151	-	2,755	-	2,975	22,881
Consulting	4,200	-	-	-	-	4,200
Drilling	55,981	-	65,013	-	-	120,994
Field expenditures	46,942	-	40,483	-	-	87,425
Field personnel	41,314	-	48,849	3,150	700	94,013
Geological consulting	288,431	-	70,774	8,590	10,874	378,669
Line-cutting (recovery)	-	-	(1,500)	3,600	-	2,100
Mapping	3,432	-	3,432	13,300	3,432	23,596
Mobilization and demobilization	-	-	-	-	1,566	1,566
Telephone and communication					200	200
Travel, transport and freight	-	-	-	-	13,689	13,689

Total additions during the period	534,567	-	284,070	30,554	42,501	891,692

Deferred exploration costs, end of period	5,895,897	12,484	4,770,061	295,704	5,748,992	16,723,138

Total mineral property And deferred exploration costs	$ 6,495,897	$ 412,484	$ 5,370,061	$ 595,704	$ 7,402,492	$20,276,638

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
100,000,000 common shares, no par value

Issued:
Balance as at June 30, 2009	23,816,836	$ 20,031,338	$ 4,559,561
Stock-based compensation	-	-	1,240,973

Balance as at September 30, 2009	23,816,836	$ 20,031,338	$ 5,800,534

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years.  Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

As at September 30, 2009, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 2.50	October 19, 2009 (subsequently expired)
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010
75,000	2.50	May 7, 2010
50,000	2.70	June 9, 2010
200,000	2.70	June 17, 2010
450,000	3.10	August 26, 2010
147,500	2.60	September 22, 2010
340,000	2.55	February 17, 2011
200,000	2.55	February 20, 2011
200,000	2.60	April 1, 2011
450,000	2.30	September 8, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

As at September 30, 2009, the following incentive stock options are fully vested:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 2.50	October 19, 2009 (subsequently expired)
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
175,000	2.65	March 3, 2010
56,250	2.50	May 7, 2010
50,000	2.70	June 9, 2010
150,000	2.70	June 17, 2010
281,250	3.10	August 26, 2010
93,750	2.60	September 22, 2010
127,500	2.55	February 17, 2011
150,000	2.55	February 20, 2011
100,000	2.60	April 1, 2011
450,000	2.30	September 8, 2011

Vested Stock Options

On July 1, 2009, 50,000 stock options vested which are exercisable until April 1, 2011.

On July 19, 2009, 12,500 stock options vested which are exercisable until October 19, 2009.

On August 7, 2009, 9,375 stock options vested which are exercisable until May 7, 2010.

On August 17, 2009, 42,500 stock options vested which are exercisable until February 17, 2011.

On August 20, 2009, 50,000 stock options vested which are exercisable until February 20, 2011.

On August 26, 2009, 56,250 stock options vested which are exercisable until August 26, 2010.

On September 3, 2009, 25,000 stock options vested which are exercisable until March 3, 2010.

On September 17, 2009, 25,000 stock options vested which are exercisable until June 17, 2010.

On September 22, 2009, 21,250 stock options vested which are exercisable until September 22, 2010.

On September 30, 2009, 243,750 stock options vested which are exercisable until January 2, 2010.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Expired stock options

On July 11, 2009, 300,000 stock options exercisable at $2.00 per share expired unexercised.

Granted stock options

On September 8, 2009, the Company granted 450,000 stock options to a director and a consultant which are exercisable at $2.30 per share until September 8, 2009.

Agent’s options

As at September 30, 2009 the following agent stock options are outstanding:

Number Of Shares	Exercise Price	Expiry Date

50,000	$ 2.00	October 9, 2009 (subsequently expired)
61,224	2.45	October 9, 2009 (subsequently expired)
47,619	2.10	April 2, 2010
24,612	2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010
108,224	2.31	July 16, 2010
10,000	2.45	July 16, 2010
255,760	2.43	September 29, 2010
132,430	1.25	December 22, 2010
73,170	2.05	May 6, 2011

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the three month period ended September 30, 2009, the Company granted 450,000 (2008 – 800,000; 2007 – 700,000) stock options.  The total stock-based compensation calculated on the options granted in the current period was $640,995 (2008 - $1,504,233; 2007 - $719,770).  The Company expensed $640,995 (2008 - $188,028; 2007 - $89,971) of the total stock-based compensation leaving an unamortized balance of $Nil (2008 - $1,316,205; 2007 - $629,799).

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

An additional $599,978 (2008 - $364,064; 2007 - $Nil) in stock-based compensation was recognized for the vesting of options granted in prior fiscal years.

The total amount of stock based-compensation realized during the current period was $1,240,973 (2008 - $552,092; 2007 - $89,971).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2009	2008	2007

Risk-free interest rate	1.27%	2.81%	4.63%
Expected life of options	2 years	2 years	1.75 years
Annualized volatility	119.98%	89.47%	105.00%
Dividend rate	0.00%	0.00%	0.00%

Warrants

As at September 30, 2009 the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 2.10	October 9, 2009 (subsequently exercised)
612,243	2.60	October 9, 2009 (subsequently expired)
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 9, 2010
284,998	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
499,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010
1,324,304	1.35	December 22, 2010
731,705	2.42	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

7.

RELATED PARTY TRANSACTIONS

During the three month period ended September 30, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued $24,462 (2008 - $37,406; 2007 - $45,506) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $9,261 (2008 - $8,542; 2007 - $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $8,328 (2008 - $8,650; 2007 - $4,500) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $30,000 (2008 - $24,000; 2007 - $Nil) in management fees to Harry Miller, President and Director of the Company.

e)

Paid or accrued $Nil (2008 - $6,792; 2007 - $Nil) in legal fees to Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

Included in accounts payable is $4,000 (2008 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Accounts payable also includes $13,588 (2008 - $Nil) for geological consulting and expenses owed to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company and $9,415 (2008 - $Nil) for geological consulting fees to director Dean Rogers.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

CAPITAL MANAGEMENT

The Company’s capital structure consists of cash, shareholders’ equity and short-term debt.  The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing, selling assets, and incurring debt.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  The Company invests all capital that is surplus to its immediate operational needs in short-term, high liquid, high-grade financial instruments.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.  The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt.  The Company may raise additional debt or equity financing in the near future to meet its current obligations.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transaction during the three month period ended September 30, 2009 included the Company accruing deferred exploration costs of $290,482 in accounts payable.

The significant non-cash transactions during the three month period ended September 30, 2008 were as follows:

a)

The Company issued 201,212 shares valued at $589,730 as finders’ fees related to private placements.

b)

The Company granted 373,984 agent’s options, valued at $584,375.

c)

The Company allocated $41,862 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $552,092 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $497,741 in accounts payable.

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash are held through a major bank in Canada, which is a high credit-quality financial institution. Receivables are mainly taxes refundable from the government and interest receivable from the bank.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2009, the Company had current assets of $1,443,812 to settle current liabilities of $364,049. All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

10.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance has $1,020,000 in term deposits. The term deposits earn interest at 0.25% to 2.75% per annum. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

12.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

12.

CONTINGENCY (cont’d…)

Legal claim (cont’d…)

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

13.

SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2009:

Amended management agreement

On October 1, 2009, the Company entered into an amended management agreement with its President, Harry Miller. The Company has agreed to pay Mr. Miller an annual retainer of $180,000.

Expired agent options

On October 9, 2009, 50,000 agent options exercisable at $2.00 per share expired unexercised.

On October 9, 2009, 61,224 agent options exercisable at $2.45 per share expired unexercised.

Expired warrants

On October 9, 2009, 612,243 warrants exercisable at $2.60 per share expired unexercised.

Exercised warrants

On October 9, 2009, the Company received $1,050,000 from the exercise of 500,000 warrants at $2.10 per share with an October 9, 2009 expiry date.

Expired stock options

On October 19, 2009, 100,000 stock options exercisable at $2.50 per share expired unexercised.

Renegotiated terms on Beattie, Donchester and Dumico properties

On October 26, 2009, the Company signed a Letter of Intent with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively the “optionors”.  The Company has renegotiated with the optionors to terminate the Beattie, Donchester and Dumico mineral property option agreements and enter into new agreements as follows:

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

13.

SUBSEQUENT EVENTS (cont’d…)

Renegotiated terms on Beattie, Donchester and Dumico properties (cont’d…)

i)

cash payment of $3,400,000 to Beattie, $1,700,000 to 2699681, and $3,400,000 to 2588111 which was due on December 1, 2009 will be extended to June 1, 2010 and will earn the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 will earn the Company the remaining 90% of the issued and outstanding shares of optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $24,200,000 to Beattie if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

v)

cash payment of $12,100,000 to 2699681 if this event occurred prior to June 1, 2010 or $10,400,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $6,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

vi)

cash payment of $24,200,000 if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

Duquesne property joint venture

On November 16, 2009, the Company announced that it entered into a binding agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duquesne property.

The joint venture will focus on exploring the length of the mineralized systems and extensive definition drilling of the known gold-bearing zones on the properties.

The agreement is outlined in a term sheet which describes the joint venture between Osisko and the Company to be formalized by December 10, 2009.  The signing of the joint venture agreement is contingent upon the following:

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

13.

SUBSEQUENT EVENTS (cont’d…)

Duquesne property joint venture (cont’d…)

i)

the completion of due diligence by Osisko;

ii)

the Company entering into revised agreements in relation to the underlying option agreements governing the Company's right to earn an undivided 100% interest in the project; and

iii)

receipt of TSX Venture Exchange approval.

The agreement provides the following:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013;

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

Osisko agrees to advance to Clifton:

For a period of 24 months the principal amount of $8,500,000 at a rate of interest per year of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment.  The maturity date on the $8,500,000 loan will be the 24-month anniversary of the advance of funds with the option exercisable by the Company to repay the full amount of principal and interest owing thereunder at any time prior to the maturity date;

For a period of 36 months up to an aggregate principal amount of $22,500,000 at the rate of interest per year of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment.  The principal amount and interest owing pursuant to the $22,500,000 loan shall be due and payable on the 36-month anniversary of the date of execution of the joint venture agreement with the option exercisable by the Company to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2009

13.

SUBSEQUENT EVENTS (cont’d…)

Duquesne property joint venture (cont’d…)

Each of the $8,500,000 and $22,500,000 loans will be unsecured, will be the subject of a loan agreement, and will be evidenced by promissory notes in such amounts as are specified herein and delivered upon execution of the definitive joint venture agreement.

The loans from Osisko to the Company will be to facilitate payments to the underlying property owners which will assist the Company in securing full title to the property.  In the event that at any time Osisko determines that it will not proceed to finance the earn-in payments under the joint venture prior to expiry of the option period and abandons its interest in the project, the Company, at its sole option, may elect to convert the entire amount of principal and interest owing under the loans into common shares of the Company at a conversion price per share equal to $3.12, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges. The loan agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

If the Company (i) does not drawdown on the loans and obtains alternate equity financing to meet the Company's obligations for payments required under the revised underlying option agreements related to the project, and (ii) makes the required payments under such agreements, Osisko shall have no further obligation to advance funds under the loans but will contribute an additional $31,000,000 to the joint venture, of which $15,500,000 will be advanced on behalf of the Company's pro rata share of expenditures under the joint venture to be repaid from the Company's share of production.  The Company shall have no right to convert such advances into shares of the Company.

Upon the execution of the joint venture agreement, Osisko will agree to make an unsecured loan to the Company for the principal amount of $6,000,000 on or before January 1, 2010, for general corporate purposes.  The initial loan will be unsecured, bear interest at the rate of 5% per year and have a term of 12 months from the date of advance. The initial loan will be evidenced by a promissory note.  The Company, at its sole option, may elect at any time to convert the entire amount of principal and interest owing under the initial loan into common shares of the Company at a conversion price per share of $3.12, provided such conversion is subject to prior approval of applicable regulatory agencies and stock exchanges. The promissory note shall provide for the customary anti-dilution and conversion rights protection for the lender.

The total value of the commitments by Osisko, subject to milestone-driven success, will be $107,000,000.

Exercised stock options

On November 25, 2009, the Company received $130,000 from the exercise of 50,000 stock options exercisable at $2.60 per share until April 1, 2011.